Exhibit 99.2

140 Caspian Court, Sunnyvale, CA 94089 | T: 408 572 5200 | F: 408 572 5454 | www.infinera.com

The Offer referred to in this letter is not being made, and this letter may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this letter or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish and U.S. law.

July 28, 2015

Reminder regarding Infinera’s offer to the shareholders of Transmode

Dear Transmode shareholder,

On April 9, 2015, Infinera Corporation (“Infinera”) announced a recommended public offer (the “Offer”) to the shareholders of Transmode AB (“Transmode”) to tender all their shares in Transmode to Infinera for consideration consisting of a mixture of cash and shares of common stock in Infinera (“Infinera Shares”). We kindly remind you that the end of the acceptance period of the Offer is approaching. In order to accept the Offer, please follow the instructions set out below. If you need assistance or have any questions, please see our contact details on page 2 of this letter. If you have already accepted the Offer you do not have to take any further actions.

Please note that the Offer was enhanced on June 29, 2015, to allow shareholders the choice between:

•	the Original Consideration Alternative (under which accepting Transmode shareholders will receive cash for approximately 26 percent of the Transmode shares tendered and Infinera Shares for the remaining approximately 74 percent of the Transmode shares tendered); and

•	the Capped Cash Alternative (under which Transmode share holders may elect to receive cash for up to 100 percent of the Transmode shares tendered or, if a maximum pro rata reduction is made, for 70 percent of the Transmode shares tendered).

Transmode shareholders may also elect to tender their Transmode shares for a combination of the Original Consideration Alternative and the Capped Cash Alternative.

The Original Consideration Alternative and the Capped Cash Alternative are defined and described in detail in the offer document prepared and published by Infinera.

As previously stated in press releases issued by Transmode on April 9, 2015 and June 29, 2015, the Board of Directors of Transmode unanimously recommends that Transmode shareholders accept the Offer and is positive to the enhanced Offer providing Transmode shareholders an additional consideration alternative consisting of potentially all cash.

As stated by Karl Thedéen, CEO of Transmode, in the press release issued by Infinera announcing the Offer on April 9, 2015 “Drawing on the complementary and synergistic skill sets of Infinera and Transmode, the combined company will be able to compete more effectively, develop differentiated and advanced products, and provide greater value to its most important stakeholders – customers, investors and employees.”

As of June 29, 2015, shareholders representing in aggregate a majority (approximately 54.1 percent) of the total number of shares and votes in Transmode had undertaken to accept the Offer (as described more fully in the offer document), subject to certain conditions, by tendering all their Transmode shares in either the Original Consideration Alternative or the Capped Cash Alternative (or a combination thereof). The offer document was published on July 9, 2015 and the acceptance period began on July 10, 2015. A supplement to the offer document is expected to be published no later than July 31, 2015. Shareholders in Transmode whose holdings are registered in the name of a nominee, i.e. a bank or other nominee, have not received any documentation by mail directly from Infinera, but are referred to the information regarding the Offer provided by the nominees.

We would kindly like to remind you that the acceptance period ends on August 7, 2015. In order to accept the Offer and select which consideration alternative you prefer you must follow the instructions provided by your nominee.

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Please note that you must instruct your nominee well in advance of August 7, 2015 how to proceed on your behalf, since your nominee must accept the Offer on your behalf no later than August 7, 2015 at 17.00 CET. In order to accept the Offer you should therefore contact your nominee without any delay. For further information, please refer to the Q&As attached hereto. If you have already accepted the Offer you do not have to take any further actions.

As set out in Infinera’s press release announcing the Offer on April 9, 2015, the combined company will have a portfolio of products to address the entire dense wavelength division multiplexing market across metro, long-haul and subsea. Infinera and Transmode have complementary products and minimal customer overlap, which will provide meaningful cross-selling opportunities and revenue synergies for the combined company. Infinera’s historical strength is in the North American long-haul market, while Transmode’s is in the European metro market.

Infinera recognizes the skills and capabilities of Transmode’s management and employees and wishes to maintain an excellent relationship with them.

The completion of the Offer is conditional upon, among other things, the Offer being accepted to such an extent that Infinera becomes the owner of shares in Transmode representing more than 90 percent of the total number of shares of Transmode.

Further information about the Offer including the offer document is available on the following websites: the transaction website (www.infinera.se), the SEB homepage for prospectuses and offer documents (www.sebgroup.com/prospectuses) and the Swedish Financial Supervisory Authority’s (the “SFSA”) website (www.fi.se) (only the offer document). The offer document contains the formal terms and conditions for the Offer. It has been prepared in accordance with Nasdaq Stockholm’s Takeover Rules and it has been approved by the SFSA. You are encouraged to read the offer document in its entirety, including the section “Risk factors”.

Please refer to your nominee if you have questions regarding acceptance and settlement of the Offer.

Other questions should be directed to Morgan Stanley & Co. International plc,

contact persons: Erik Tregaard and Erik Öhman, +46 8 6789600, or to

Infinera’s Director of Investor relations, Jeff Hustis, +1 408 213-7150

Important notice

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish and U.S. law and regulations.

This letter and any related Offer documentation are not being distributed and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country – any such action will not be permitted or sanctioned by Infinera. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions may be disregarded.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of mail or any other means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. This includes, but is not limited to facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic transmission. The Offer cannot be accepted and shares may not be tendered in the Offer by any such use, means, instrumentality or facility of, or from within Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or by persons located or resident in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Accordingly, this letter and any related Offer documentation are not being and should not be mailed or otherwise transmitted, distributed, forwarded or sent in or into Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or to any Australian, Hong Kong, Japanese, Canadian, New Zealand or South African persons or any persons located or resident in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa.

Any purported tender of shares in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of shares made by a person located in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or any agent fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within Australia, Hong Kong, Japan, Canada, New Zealand or South Africa will be invalid and will not be accepted. Each holder of shares participating in the Offer will represent that it is not an Australian, Hong Kong, Japanese, Canadian, New Zealand or South African person, is not located in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa and is not participating in such Offer from Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or that it is acting on a non-discretionary basis for a principal that is not

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an Australian, Hong Kong, Japanese, Canadian, New Zealand or South African person, that is located outside Australia, Hong Kong, Japan, Canada, New Zealand or South Africa and that is not giving an order to participate in such offer from Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Infinera will not deliver any consideration from the Offer into Australia, Hong Kong, Japan, Canada, New Zealand or South Africa.

This letter is not being, and must not be, sent to shareholders with registered addresses in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa must not forward this letter or any other document received in connection with the Offer to such persons.

The Offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction.

In connection with the proposed combination of Infinera and Transmode, an offer document related to the Offer has been approved and published by the SFSA. In addition, Infinera has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”). Shareholders of Transmode should read the above referenced documents and materials carefully, as well as other documents filed with the SEC and with the SFSA, because they contain important information about the transaction. Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Infinera will also be available free of charge from Infinera’s website (www.infinera.com) under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website.

Forward-looking information

Statements in this letter relating to future events, status and circumstances, including statements regarding future financial or operating performance, growth and other projections as well as benefits of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates,” “expects,” “believes,” “continue,” “intends,” “target,” “projects,” “contemplates,” “plans,” “seeks,” “estimates,” “could,” “should,” “feels,” “will,” “would,” “may,” “can,” “potential” or similar expressions or variations, or the negative of these terms. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to a variety of factors, many of which are outside the control of Infinera. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90 percent of Transmode’s outstanding shares, that any of the other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the combined company will not realize on its financing or operating strategies; the risk that litigation with respect to either company or the transaction could arise; and the risk that disruption caused by the combined company would make it difficult to maintain certain strategic relationships. These risks and uncertainties also include those risks and uncertainties that are discussed in the offer document approved by the SFSA. Infinera cautions investors not to place considerable reliance on the forward-looking statements contained in this letter. Any forward-looking statements contained in this letter speak only as of the date on which they were made and Infinera has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

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Appendix

Q&As

1.	What do I need to do to accept the Offer?

In order to accept the Offer and select which consideration alternative you prefer you must follow the instructions provided by your nominee. Please note that you must instruct your nominee well in advance of August 7, 2015 how to proceed on your behalf, since your nominee must accept the Offer on your behalf no later than August 7, 2015 at 17.00 CET.

2.	When do I get my Infinera Shares and the cash consideration?

The acceptance period of the Offer runs from and including July 10, 2015 up to and including August 7, 2015. Settlement will begin as soon as practicable after Infinera has announced that the terms of the Offer have been fulfilled, or otherwise decided to complete the Offer. Provided that such announcement is made at the latest on August 12, 2015, settlement is expected to commence around August 20, 2015 and will be completed through your nominee. Infinera reserves the right to extend the acceptance period for the Offer, as well as to defer payment of consideration. Please contact your nominee should you have any questions in relation to settlement of the Offer. For further information, please see the offer document, under section “Terms, conditions and instructions”.

3.	When does trading of new Infinera Shares start?

The Infinera Shares are listed on the NASDAQ Global Select Market (INFN). Trading of the shares delivered as consideration in the Offer is expected to commence on the NASDAQ Global Select Market on the first trading day after settlement of the Offer, which is expected to commence on or around

August 20, 2015. Shareholders in Transmode, whose holdings are registered in the name of a nominee, receiving Infinera Shares as consideration in the Offer are referred to their nominee for further information regarding how acquisitions or transfers of Infinera Shares registered by Euroclear are executed on the NASDAQ Global Select Market.

4.	What have Transmode’s Board members and CEO said about the Offer?

In the press releases issued by Infinera announcing the Offer on April 9, 2015 and subsequently enhancing the Offer on June 29, 2015, the Board members and CEO of Transmode issued the following statements:

“The independent members of the Board of Directors of Transmode have unanimously decided to recommend the offer from Infinera and see benefits in the combination. The share portion of the consideration allows Transmode shareholders to take part in the anticipated benefits of the combination,” said Helena Nordman-Knutson, spokesperson for the independent Transmode Board.

“The Board of Directors1 of Transmode is positive to the enhanced Offer providing Transmode shareholders a potential all cash consideration alternative and as previously stated the Board unanimously recommends the Offer,” said Transmode board member Helena Nordman-Knutson.

“Drawing on the complementary and synergistic skill sets of Infinera and Transmode, the combined company will be able to compete more effectively, develop differentiated and advanced products, and provide greater value to its most important stakeholders – customers, investors and employees,” said Karl Thedéen, CEO of Transmode.

[1]	Since Pod Investment AB (“Pod”) has entered into an undertaking to tender its shares in Transmode in the Offer, the Board members Tom Nyman, Chairman of the Board of Transmode and Director of Pod, and Axel Roos, Director of the Board of Transmode and CEO and Director of Pod, have, due to conflict of interest, not participated in Transmode’s Board of Directors’ handling of, or decisions relating to, the original Offer or the revised Offer from Infinera. The remaining Board members in Transmode are independent of Infinera.

INFINERA’S OFFER TO THE SHAREHOLDERS OF TRANSMODE	1 (2)

Appendix

5.	What have Transmode’s major shareholders said about the Offer?

In the press releases issued by Infinera announcing the Offer on April 9, 2015 and subsequently enhancing the Offer on June 29, 2015, certain major shareholders of Transmode issued the following statements:

“Pod believes in the long term strategic rationale of the combination and we have together with Infinera’s CEO Tom Fallon and President and Co-Founder David F. Welch, entered into a lock-up agreement to show our commitment,” commented Tom Nyman and Axel Roos from Pod.

“We believe that the amended offer from Infinera introduces a favourable element of optionality to the holders of Transmode stock when considering the Infinera offer, and re-iterate our belief in the long term strategic rationale of the combination,” commented Tom Nyman and Axel Roos of Pod Investment AB.

“We view this deal as highly synergistic for both companies and are appreciative of Infinera’s willingness to extend additional flexibility to Transmode’s shareholders with this enhanced offer,” said Johan Lannebo, Lannebo Fonder.

6.	Where can I find more information about Infinera and the Offer?

Information about Infinera is available on Infinera’s website (www.infinera.com). Further information about the Offer including the offer document is available on the transaction website (www.infinera.se). For questions regarding acceptance and settlement of the Offer, please refer to your nominee.

INFINERA’S OFFER TO THE SHAREHOLDERS OF TRANSMODE	2 (2)